Hydro One Reports Second Quarter Results

The company filed a leave to construct application for the St. Clair Transmission Line Project to continue to support economic and community growth in southwest Ontario

TORONTO, August 14, 2024 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the second quarter ended June 30, 2024.
Second Quarter Highlights
•Second quarter basic earnings per share (EPS) of $0.49 compares to EPS of $0.44 for the same period in 2023.
•The change in EPS year-over-year was largely due to higher revenues resulting from Ontario Energy Board (OEB)-approved 2024 transmission and distribution rates and higher average monthly peak demand, partially offset by higher income tax expense, when excluding the impact of the cessation of DTA recovery in the prior year, and higher depreciation, amortization and asset removal costs.
•Hydro One announced that it filed an application with the OEB to seek approval to construct the St. Clair Transmission Line Project. The total project is expected to cost approximately $472 million and be in service by 2028.
•Subsequent to quarter end, the Company announced the successful closing of the Chapleau Public Utilities Corporation acquisition and will now focus on integrating the assets into Hydro One.
•Subsequent to quarter end, Hydro One released its annual sustainability report highlighting its sustainability performance and continued progress toward its sustainability commitments. The report is available on Hydro One’s website (www.hydroone.com/sustainability).
•Hydro One is proud to be recognized once again by Corporate Knights on its 2024 list of Best 50 Corporate Citizens in Canada.
•Hydro One announced the addition of Harry Taylor as Executive Vice President (EVP), Chief Financial and Regulatory Officer, succeeding Chris Lopez.
•The Company's capital investments and in-service additions for the quarter were $818 million and $526 million, respectively, compared to $649 million and $413 million in 2023.
•Quarterly dividend declared at $0.3142 per share, payable September 27, 2024.
“Filing the leave to construct application for the St. Clair Transmission Line project will help us continue to deliver on our strategy and develop critical infrastructure in true partnership with First Nations to strengthen power resiliency and reliability across the province," said David Lebeter, President and Chief Executive Officer of Hydro One. “It’s an exciting time in the industry and I’m also excited to welcome Harry Taylor, our new Executive Vice President, Chief Financial and Regulatory Officer to the organization. His extensive experience will help us bring greater value for customers, partners, investors and stakeholders.”

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Selected Consolidated Financial and Operating Highlights

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except as otherwise noted)	2024	2023	2024	2023

Revenues	2,031	1,857	4,197	3,931
Purchased power	940	798	2,036	1,808
Revenues, net of purchased power[1]	1,091	1,059	2,161	2,123
Net income attributable to common shareholders	292	265	585	547

Basic EPS	$0.49	$0.44	$0.98	$0.91
Diluted EPS	$0.49	$0.44	$0.97	$0.91

Net cash from operating activities	746	652	1,208	1,002
Capital investments	818	649	1,491	1,148
Assets placed in-service	526	413	766	650

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,749	19,932	20,274	20,080
Distribution: Electricity distributed to Hydro One customers (GWh)	6,970	6,811	15,583	15,353
1 “Revenues, net of purchased power” is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (US) generally accepted accounting principles (US GAAP) used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2024 Second Quarter Highlights
The Company reported net income attributable to common shareholders of $292 million during the quarter, compared to $265 million in the same period of 2023. This resulted in EPS of $0.49, compared to EPS of $0.44 in the prior year.
Revenues of $2,031 million for the second quarter were $174 million higher than revenues for the second quarter of 2023. Revenues, net of purchased power1 of $1,091 million for the second quarter were $32 million higher than revenues, net of purchased power1 for the second quarter of 2023. The increase is mainly attributable to higher revenues resulting from OEB-approved 2024 rates and higher average monthly peak demand which was partially offset by the cessation of the OEB-approved recovery of deferred tax asset (DTA) amounts previously shared with ratepayers in the prior year. Lower revenues attributable to the DTA recovery are offset by a decrease in income tax expense and is net income neutral in the period.
Operation, maintenance and administration costs in the second quarter of 2024 were lower than the prior year primarily due to lower work program expenditures mainly attributable to emergency restoration and environmental management, as well as net income neutral items.
Financing charges in the second quarter of 2024 were higher than the prior year primarily due to higher weighted-average interest rates and higher average debt levels.
Depreciation, amortization and asset removal costs for the second quarter of 2024 were higher than the prior year mainly due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, and higher asset removal costs, partially offset by lower amortization of regulatory assets.
Income tax expense for the second quarter of 2024 was lower than the prior year primarily due to the cessation of the DTA recovery period, which is offset in revenue and is net income neutral. Once adjusted for net income neutral items, income tax expense was higher year-over-year primarily due to lower deductible timing differences and higher pre-tax earnings.
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of $818 million during the second quarter of 2024 and placed $526 million of new assets in-service.
Selected Operating Highlights
Hydro One announced that it filed an application with the OEB to construct a new double-circuit 230 kilovolt (kV) transmission line between Lambton Transmission Station (TS) in St. Clair Township and Chatham Switching Station (SS) in the Municipality of Chatham-Kent. In addition to the new line, Hydro One is scheduled to expand the existing Chatham SS and Lambton TS and convert the existing Wallaceburg TS to 230 kV. The $471.9 million investment is expected to support local food supply and security along with economic development and job creation in the region.
Hydro One further strengthened its leadership team with the addition of Harry Taylor as EVP, Chief Financial and Regulatory Officer. Mr. Taylor is a highly regarded and experienced finance leader with more than 30 years of demonstrated achievements in senior leadership roles including leading organizations through significant growth and expansion. Mr. Taylor most recently held the position of Chief Financial Officer and briefly, interim Chief Executive Officer at WestJet Airlines until December 2022. Prior to joining WestJet, Mr. Taylor was Chief Financial Officer, senior finance leader or division president in Canada and the United State for several large multi-national corporations.
Hydro One released its annual sustainability report for 2023, outlining the Company’s recent achievements including progress on its environmental, social and governance (ESG) commitments. This marks the 9th year that Hydro One has produced a sustainability report, as part of its commitment to producing an annual sustainability update to continuously increase the transparency and accountability of its ESG disclosures. The sustainability report is available at www.hydroone.com/sustainability.
Common Share Dividends
Following the conclusion of the second quarter, on August 13, 2024, the Company declared a quarterly cash dividend to common shareholders of $0.3142 per share to be paid on September 27, 2024 to shareholders of record on September 11, 2024.

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Supplemental Segment Information

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2024	2023	2024	2023

Revenues
Transmission	583	559	1,136	1,114
Distribution	1,436	1,285	3,041	2,794
Other	12	13	20	23
Total revenues	2,031	1,857	4,197	3,931

Revenues, net of purchased power[1]
Transmission	583	559	1,136	1,114
Distribution	496	487	1,005	986
Other	12	13	20	23
Total revenues, net of purchased power[1]	1,091	1,059	2,161	2,123

Operation, maintenance and administration costs
Transmission	113	124	234	247
Distribution	182	188	362	373
Other	24	24	45	44
Total operation, maintenance and administration costs	319	336	641	664

Income (loss) before financing charges and income tax expense
Transmission	336	309	635	613
Distribution	188	181	399	373
Other	(15)	(14)	(31)	(26)
Total income (loss) before financing charges and income tax expense	509	476	1,003	960

Capital investments
Transmission	502	373	923	671
Distribution	314	269	563	465
Other	2	7	5	12
Total capital investments	818	649	1,491	1,148

Assets placed in-service
Transmission	290	213	354	328
Distribution	233	193	405	315
Other	3	7	7	7
Total assets placed in-service	526	413	766	650
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
This press release should be read in conjunction with the Company’s second quarter 2024 unaudited consolidated financial statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2023 can be accessed at www.HydroOne.com/Investors and www.sedarplus.com.
Quarterly Investment Community Teleconference
The Company’s second quarter 2024 results teleconference with the investment community will be held on August 14, 2024 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should go to this link (https://register.vevent.com/register/BIc12bd86607814e139b7bf70a6e13b82e) prior to the scheduled start time to access Hydro One’s second quarter 2024 results call. Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that, from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.

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Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $32.8 billion in assets as at December 31, 2023, and annual revenues in 2023 of approximately $7.8 billion.
Our team of approximately 9,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2023, Hydro One invested approximately $2.5 billion in its transmission and distribution networks, and supported the economy through buying approximately $2.5 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. The Company presents revenues, net of purchased power to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Revenues, net of purchased power is used internally by management to assess the impacts of revenue on net income and is considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.
The following table provides a reconciliation of GAAP (reported) Revenues to non-GAAP (adjusted) Revenues, Net of Purchased Power on a consolidated basis.

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2024	2023	2024	2023
Revenues	2,031	1,857	4,197	3,931
Less: Purchased power	940	798	2,036	1,808
Revenues, net of purchased power	1,091	1,059	2,161	2,123

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Forward-Looking Statements and Information
This press release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Such information includes, but is not limited to, statements related to: expected outcomes and impacts of leave to construct applications; expectations regarding post-acquisition asset integration; sustainability and ESG commitments; expectations regarding the Company's financing activities; the Company’s plans to invest in reliability and performance of Ontario’s electricity transmission and distribution systems, including facilitating connectivity for new load customers and generation sources; the Company's ongoing and planned projects and expected capital investments and plan, including anticipated outcomes, impacts, OEB approvals, and in-service dates; anticipated impacts of the appointment of the new EVP, Chief Financial and Regulatory Officer; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will,” “can,” “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. In particular, the forward-looking information contained in this presentation is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; the continued use and availability of US GAAP; no unfavourable changes in environmental regulation; a stable regulatory environment; no significant changes to Hydro One’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Bronwen Evans
Interim Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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